Hiscox Selects Sapiens for P&C

Hiscox chooses Sapiens IDIT Software Suite as common platform for its global retail insurance business

Holon, Israel – March 4, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that global specialist insurer Hiscox (LSE:HSX), has selected the Sapiens IDIT Software Suite (Sapiens IDIT) as a common platform for its global retail insurance businesses. The platform will include policy administration, claims, and billing.

“We looked at a number of packaged systems on the P&C market and Sapiens IDIT really stood out. The solution is agile and will boost our ability to respond to the industry’s rapid rate of change,” said Stephane Flaquet, Global CIO with Hiscox.

“Being selected by Hiscox is a significant win for Sapiens and helps us to continue our strong momentum in the international P&C market,” said Roni Al-Dor, Sapiens President and CEO. “The Hiscox implementation further expands our footprint in the UK market – an important strategic target for Sapiens.”

Hiscox selected Sapiens IDIT due in large part to the strong match of the solution’s technology and functional capabilities to Hiscox’s business needs. Also contributing to the decision was the close alignment between the companies’ common cultures and mutual commitment to Hiscox success. Sapiens IDIT will serve as the common platform for retail insurance business. The implementation of Sapiens IDIT will also help Hiscox to:

•	Provide a superior customer experience across all channels;
•	Increase speed to market: Simplify and quickly apply system changes, enabling Hiscox to swiftly respond to new market opportunity and continually changing market dynamics; and
•	Reduce overall total cost of ownership.

About Hiscox

Hiscox, headquartered in Bermuda, is an international specialist insurance group listed on the London Stock Exchange (LSE:HSX). There are three main underwriting parts of the Group – Hiscox London Market, Hiscox UK and Europe and Hiscox International. Hiscox London Market underwrites mainly internationally traded business in the London Market – generally large or complex business which needs to be shared with other insurers or needs the international licenses of Lloyd’s. Hiscox UK and Hiscox Europe offers a range of specialist insurance for professionals and business customers, as well as high net worth individuals. Hiscox International includes operations in Bermuda, Guernsey and USA.

For further information, visit www.hiscoxgroup.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2012 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com	James Carbonara Regional Vice President Hayden IR Office: +1-646-755-7412 e-Mail: James@haydenir.com